Exhibit 21.1

LISTING OF SUBSIDIARIES

Company	State or Place of Organization
Zomax Canada Acquisition, LLC	Minnesota
Zomax Canada Company*	Nova Scotia
Primary Marketing Group Limited	Ireland
Zomax Limited**	Ireland
Zomax U.S., Inc.	Delaware
Zomax International, Inc.	Delaware
Zomax Netherlands, Inc.	Delaware

* Subsidiary of Zomax Canada Acquisition, LLC

** Subsidiary of Primary Marketing Group Limited